FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG acquires largest 3D multi-client survey

ever conducted in Norway

Paris, France – April 8, 2014

CGG announced today that it has started acquiring a large BroadSeisTM/BroadSourceTM 3D multi-client survey in the Northern North Sea offshore Norway. The Horda survey will be the largest broadband multi-client program CGG has acquired in NW Europe as well as the largest multi-client 3D survey ever shot by any company in Norway.

Extending from the Horda platform in the southeast to the Sogn Graben in the north, the 19,000-km² survey program includes the entire quadrant 35 and large parts of quadrant 31, 32 and 36 and covers more than 80 production licences such as Troll, Brage, Fram and Gjøa. The survey is being acquired by the Viking Vanquish, and a second vessel will join later in the season. The acquisition program will continue in 2015.

Following several recent discoveries the greater Horda area has become an area of high exploration activity. The survey program’s main objective is to provide a large, uniform dataset with increased seismic resolution which will offer a platform to improve industry understanding of the regional geology. The survey has received high prefunding from the industry. Early participants have had the option to recommend priority areas and will also be invited to monitor the data processing which will be conducted in CGG’s Oslo subsurface imaging center.

Jean-Georges Malcor, CEO, CGG, said: “CGG is deploying its latest broadband acquisition and subsurface imaging technology on a seismic project of this magnitude in order to meet the industry’s need for state-of-the-art broadband data delivered in a cost-effective manner for a large area offshore Norway where no equivalent data of this quality exists. The Horda project has already been well received among the key players in the Northern North Sea and we expect the survey to generate a significant uplift in data quality and provide a valuable tool for all stages of ongoing and future E&P activity in the region.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 8th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP